

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 26, 2007

Mr. James E. Murphy
Vice President and Chief Financial Officer
United Refining Company
15 Bradley Street
Warren, PA 16365

       Re: United Refining Company
               Form 10-K for the Fiscal Year August 31, 2006
               Filed November 29, 2006
               File No. 001-06198

Dear Mr. Murphy:

       We have reviewed your Form 10-K for the Fiscal Year Ended August 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2006

General

1.   Certain comments written on your annual report on Form 10-K also pertain to the annual reports filed by your subsidiary guarantors. Please make corresponding changes to all affected documents.

Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 27

2.   Within the document you refer to potential commitments for capital and other expenditures which you have not discussed within MD&A. For example, on page 11 you state that you anticipate you will be required to make a capital investment before 2008 to comply with the final phase of the low sulfur fuel requirements for gasoline. In addition, on page 15 you include a risk factor indicating your pension plans are currently unfunded and additional future contributions may be necessary. Please expand your discussion to address all potentially material commitments for capital and other expenditures that you believe may impact your future liquidity and capital resources. Please refer to FRC 501.13.a. for additional guidance.

3.   We note your disclosure in which you state you reported a cash outflow from working capital items for the fiscal year ended August 31, 2006 primarily due to increases in accounts receivable and inventory. Please expand your disclosure to explain why inventory increased $57.5 million during the year. In addition, please disclose how the cash flows from financing activities impacted your liquidity. In this regard, we note you paid a significant dividend to your sole shareholder during 2006. Refer to FRC 501.13.b. for additional guidance.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 41

4.   We note your accounting policy in which you disclose that you recognize revenues from wholesale sales upon shipment or when title passes. Generally revenue is recognized when all of the following criteria are met:

- Persuasive evidence of an arrangement exists,
- Delivery has occurred or services have been rendered,
- The seller's price to the buyer is fixed and determinable, and
- Collectibility is reasonably assured.

A necessary element of the delivery criterion is the transfer of a product's title. Please explain to us under what circumstances you recognize revenue from the sale of a product prior to the transfer of its title. Further, detail for us how you have met all the criteria set forth above, specifically the delivery criterion to support the recognition of revenue for this type of sale. Please refer to SAB 101 and the Frequently Asked Questions and Answers about SAB 101 for further clarification.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief